UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42013

Superx Ai Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Approval of Employment Agreement with Chief Investment Officer

As previously reported in SuperX AI Technology Limited’s (the “Company”) Current Report on Form 6-K dated June 8, 2026, the board of directors of the Company (the “Board”) appointed Mr. Jie Yang (Jack Yang) (“Mr. Yang”) as Chief Investment Officer of the Company, effective June 1, 2026, with Mr. Yang continuing to serve as an Executive Director of the Company.

On September 1, 2026, upon the review, approval and recommendation of the Compensation Committee of the Board, the Board approved and ratified a new employment agreement between the Company and Mr. Yang, dated August 1, 2026 (the “Employment Agreement”), pursuant to which Mr. Yang serves as Chief Investment Officer and Executive Director of the Company. The Employment Agreement supersedes and replaces Mr. Yang’s prior employment agreement with the Company dated August 1, 2025. Mr. Yang abstained from the Board’s vote on the approval of the Employment Agreement.

The Employment Agreement provides for an initial one-year term commencing on August 1, 2026, subject to automatic one-year renewals unless either party gives 60 days’ notice of non-renewal. Under the Employment Agreement, Mr. Yang is entitled to an annual base salary of US$360,000 and a monthly housing allowance of up to US$10,000 on a reimbursement basis, and is eligible for an annual bonus and participation in the Company’s equity incentive and benefit programs.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Mr. Yang.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: September 8, 2026	By:	/s/ Guili Miao
	Name:	Guili Miao
	Title:	Chief Financial Officer and Executive Director

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